SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.3)*

BMC Software, Inc.
(Name of Issuer)

Common Stock
(Title of Class of Securities)

055921100
(CUSIP Number)

Stephen M. Schultz, Esq.
Kleinberg, Kaplan, Wolff & Cohen, P.C.
551 Fifth Avenue, New York, New York 10176
Tel: (212) 986-6000
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

August 2, 2012
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott Associates, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

4,316,530

8.	SHARED VOTING POWER

0

9.	SOLE DISPOSITIVE POWER

4,316,530

10.	SHARED DISPOSITIVE POWER

0

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

4,316,530

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

2.7%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International, L.P.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

WC

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Cayman Islands, British West Indies

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,973,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,973,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,973,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

PN

*SEE INSTRUCTIONS BEFORE FILLING OUT!

1.	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Elliott International Capital Advisors Inc.

2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*

(a) [x]
(b) [ ]

3.	SEC USE ONLY

4.	SOURCE OF FUNDS*

OO

5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) [ ]

6.	CITIZENSHIP OR PLACE OF ORGANIZATION

Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH:

7.	SOLE VOTING POWER

0

8.	SHARED VOTING POWER

7,973,470

9.	SOLE DISPOSITIVE POWER

0

10.	SHARED DISPOSITIVE POWER

7,973,470

11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

7,973,470

12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* [ ]

13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

5.0%

14.	TYPE OF REPORTING PERSON*

CO

*SEE INSTRUCTIONS BEFORE FILLING OUT!

This statement is filed with respect to the shares of the common stock, $0.001 par value (the "Common Stock"), of BMC Software, Inc.  (the "Issuer"), beneficially owned by Elliott Associates, L.P. and its wholly-owned subsidiaries (collectively, "Elliott"), Elliott International, L.P. ("Elliott International") and Elliott International Capital Advisors Inc. ("EICA") (collectively, the "Reporting Persons") as of August 6, 2012 and amends and supplements the Schedule 13D filed on May 18, 2012, as previously amended (collectively, the "Schedule 13D").  Except as set forth herein, the Schedule 13D is unmodified.

ITEM 3.Source and Amount of Funds or Other Consideration.

Elliott Working Capital	$172,969,165
Elliott International Working Capital	$319,394,401

ITEM 5.Interest in Securities of the Issuer.

(a)Elliott individually beneficially owns 4,316,530 shares of Common Stock, which constitute 2.7% of all of the outstanding shares of Common Stock.  Elliott owns 4,315,530 of its shares of Common Stock through The Liverpool Limited Partnership (“Liverpool”), a Bermuda limited partnership, which is a wholly-owned subsidiary of Elliott.

Elliott International and EICA beneficially own an aggregate of 7,973,470 shares of Common Stock, which constitute 5.0% of all of the outstanding shares of Common Stock.

Collectively, Elliott, Elliott International and EICA beneficially own 12,290,000 shares of Common Stock constituting 7.7% of all of the outstanding shares of Common Stock.

(b)Elliott has the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock beneficially owned by it.

Elliott International has the shared power with EICA to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock owned by Elliott International.  Information regarding each of Elliott International and EICA is set forth in Item 2 of this Schedule 13D and is expressly incorporated by reference herein.

(c)The transactions effected by the Reporting Persons during the past sixty (60) days are set forth on Schedule 1 attached hereto other than those previously disclosed on the Schedule 13D.

ITEM 7.	Material to be Filed as Exhibits.

Exhibit A - Joint Filing Agreement (previously filed)

Exhibit B – May 15 Letter (previously filed)

Exhibit C – The Agreement (previously filed)

Schedule 1 - Transactions of the Reporting Persons Effected During the Past 60 Days

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned each certifies that the information with respect to it set forth in this statement is true, complete and correct.

Dated:  August 6, 2012

ELLIOTT ASSOCIATES, L.P.
By: Elliott Capital Advisors, L.P., as General Partner
By: Braxton Associates, Inc., as General Partner

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL, L.P.
By:Elliott International Capital Advisors Inc.,
as Attorney-in-Fact

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

ELLIOTT INTERNATIONAL CAPITAL ADVISORS INC.

By:    /s/ Elliot Greenberg
Elliot Greenberg
Vice President

SCHEDULE 1

Transactions of the Reporting Persons Effected
During the Past 60 Days

The following transactions were effected by Elliott Associates, L.P. (through Liverpool) during the past sixty (60) days (other than those previously disclosed on the Schedule 13D):

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share (excl. commissions)
06-Aug-2012	Common Stock	12,481.000000	39.932800
06-Aug-2012	Common Stock	9,450.000000	40.207100
06-Aug-2012	Common Stock	8,750.000000	40.435300
03-Aug-2012	Common Stock	17,500.000000	38.520000
03-Aug-2012	Common Stock	8,750.000000	39.196100
03-Aug-2012	Common Stock	8,750.000000	38.610900
02-Aug-2012	Common Stock	17,501.000000	37.422400
02-Aug-2012	Common Stock	35,000.000000	37.628200
02-Aug-2012	Common Stock	39,322.000000	37.642600
01-Aug-2012	Common Stock	17,274.000000	37.369100
01-Aug-2012	Common Stock	35,000.000000	36.950800
01-Aug-2012	Common Stock	45,500.000000	37.454500
01-Aug-2012	Common Stock	33,241.000000	37.664600
01-Aug-2012	Common Stock	8,762.000000	37.762800
01-Aug-2012	Common Stock	8,751.000000	37.668000
31-Jul-2012	Common Stock	5,460.000000	38.040600
27-Jul-2012	Common Stock	17,500.000000	39.398700
25-Jul-2012	Common Stock	8,750.000000	39.175100
24-Jul-2012	Common Stock	35,000.000000	38.755400
23-Jul-2012	Common Stock	350.000000	38.629000
23-Jul-2012	Common Stock	15,491.000000	38.861600
23-Jul-2012	Common Stock	8,755.000000	39.296000
17-Jul-2012	Common Stock	1,662.000000	39.030000
12-Jul-2012	Common Stock	14,350.000000	38.990000
10-Jul-2012	Common Stock	6,846.000000	39.922000
10-Jul-2012	Common Stock	7,000.000000	40.169700
10-Jul-2012	Common Stock	10,501.000000	39.955300
10-Jul-2012	Common Stock	8,750.000000	39.936000
10-Jul-2012	Common Stock	9,100.000000	39.700700
10-Jul-2012	Common Stock	350.000000	39.621000
09-Jul-2012	Common Stock	41,244.000000	40.136400
06-Jul-2012	Common Stock	101,500.000000	40.802000
05-Jul-2012	Common Stock	35,000.000000	40.878200
03-Jul-2012	Common Stock	3,710.000000	42.127800

All of the above transactions were effected on the open market.

The following transactions were effected by Elliott International, L.P. during the past sixty (60) days (other than those previously disclosed on the Schedule 13D):

Date	Security	Amount of Shares Bought (Sold)	Approx. price ($) per Share (excl. commissions)
06-Aug-2012	Common Stock	23,171.000000	39.932800
06-Aug-2012	Common Stock	17,550.000000	40.207100
06-Aug-2012	Common Stock	16,250.000000	40.435300
03-Aug-2012	Common Stock	32,500.000000	38.520000
03-Aug-2012	Common Stock	16,250.000000	39.196100
03-Aug-2012	Common Stock	16,250.000000	38.610900
02-Aug-2012	Common Stock	32,499.000000	37.422400
02-Aug-2012	Common Stock	65,000.000000	37.628200
02-Aug-2012	Common Stock	73,026.000000	37.642600
01-Aug-2012	Common Stock	32,079.000000	37.369100
01-Aug-2012	Common Stock	65,000.000000	36.950800
01-Aug-2012	Common Stock	84,500.000000	37.454500
01-Aug-2012	Common Stock	61,759.000000	37.664600
01-Aug-2012	Common Stock	16,285.000000	37.762800
01-Aug-2012	Common Stock	16,249.000000	37.668000
31-Jul-2012	Common Stock	10,140.000000	38.040600
27-Jul-2012	Common Stock	32,500.000000	39.398700
25-Jul-2012	Common Stock	16,250.000000	39.175100
24-Jul-2012	Common Stock	65,000.000000	38.755400
23-Jul-2012	Common Stock	650.000000	38.629000
23-Jul-2012	Common Stock	28,761.000000	38.861600
23-Jul-2012	Common Stock	16,245.000000	39.296000
17-Jul-2012	Common Stock	3,086.000000	39.030000
12-Jul-2012	Common Stock	26,650.000000	38.990000
10-Jul-2012	Common Stock	12,713.000000	39.922000
10-Jul-2012	Common Stock	13,000.000000	40.169700
10-Jul-2012	Common Stock	19,499.000000	39.955300
10-Jul-2012	Common Stock	16,250.000000	39.936000
10-Jul-2012	Common Stock	16,900.000000	39.700700
10-Jul-2012	Common Stock	650.000000	39.621000
09-Jul-2012	Common Stock	76,597.000000	40.136400
06-Jul-2012	Common Stock	188,500.000000	40.802000
06-Jul-2012	Common Stock	65,000.000000	40.878200
05-Jul-2012	Common Stock	6,890.000000	42.127800
03-Jul-2012	Common Stock	32,501.000000	42.196500

All of the above transactions were effected on the open market.